EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-3 of our report dated March 16, 2020, with respect to the consolidated balance sheets of Community Bancorp. and Subsidiary as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report is incorporated by reference in the Annual Report on Form 10-K of Community Bancorp. for the year ended December 31, 2019. We also consent to the reference to us under the heading “Experts” in the Prospectus included in this Registration Statement.

Portland, Maine
October 30, 2020
VT Reg. No. 92-0000278